UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

AC Immune SA
(Name of Issuer)

Common Stock, par value CHF 0.02 per share
(Title of Class of Securities)

H00263105
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Eli Lilly and Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 3,615,328
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,615,328
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,615,328
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%(1)
12.	Type of Reporting Person (See Instructions) CO

(1) The percentage is calculated based upon 71,741,285 common voting shares outstanding, which is the number of outstanding shares as of October 21, 2020, as set forth in the Issuer’s Form F-3 filed on October 23, 2020.

Item 1.	Name of Issuer

(a)	Name of Issuer:
AC Immune SA

(b)	Address of Issuer’s Principal Executive Offices:
EPFL Innovation Park, Building B
1015 Lausanne, Switzerland

Item 2.	Name of Person Filing

(a)	Name:
Eli Lilly and Company

(b)	Address of Principal Business Office:
c/o Lilly Corporate Center
Indianapolis, Indiana 46285

(c)	Citizenship:
Indiana corporation

(d)	Title of Class of Securities:
Common Stock, par value CHF 0.02 per share

(e)	CUSIP Number:
H00263105

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

All ownership information is as of December 31, 2020.

(a)	Amount Beneficially Owned: See Item 9 of Cover Sheet.

(b)	Percent of Class: See Item 11 of Cover Sheet.

(c)	Number of shares as to which the person has:

(i)	sole power to vote of to direct the vote: See Item 5 of Cover Sheet.

(ii)	shared power to vote or to direct the vote: See Item 6 of Cover Sheet.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 of Cover Sheet.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 of Cover Sheet.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Member of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021	By:	*
Authorized Signatory

/s/ Erin Conway
*By:	Erin Conway
Attorney-in-Fact

This Schedule 13G was executed pursuant to a power of attorney previously filed with the Securities and Exchange Commission, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Eli Lilly and Company on Schedule 13G for Sigilon Therapeutics, Inc. on February 12, 2021.